

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Alexander Long
Chief Executive Officer
Success Exploration & Resources, Inc.
#108-143 Wellington Street West
Chatham, Ontario N7M1J5

> **Re:** **Success Exploration & Resources, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-167001**
> **Filed May 21, 2010**

Dear Mr. Long:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2. Please provide us with an analysis as to why you are not a blank check company and subject to the requirements of Rule 419. In your response, please disclose your specific business plan. While you state that you are "engaged in the acquisition and exploration

of mineral properties and mining tailing reprocessing projects," disclose the specific mineral properties you are seeking to exploit. Tell us your specific plans to exploit these specific minerals, including:

- the experience of your officers, directors, employees or consultants in executing your business plan of exploring mineral properties,
- the amount of resources on hand, and after this offering,
- the amount of resources you expect to spend in the next 12 months to further your business plan, and
- the specific timelines for completing each phase of the plan, and the specific circumstances that would cause you to delay or not go forth with each phase.

Finally, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

3. Please provide updated disclosure with each amendment. In particular, include an update regarding your exploration efforts on your Red Rupert Claim given your anticipated start date in the spring of 2010.

4. Please provide an agent for service that is located within the United States.

Calculation of Registration Fee

5. It appears that you have not included in the fee table the dollar amount and fee associated with the shares being sold by selling shareholders. Please revise accordingly.

Outside Front Cover Page of Prospectus

6. You state that "The Shares will be offered from time to time…" and that "If our shares are listed on the OTCBB we will file a post-effective amendment to this registration statement to reflect that the Shares offered hereby may be sold at prices relating to the prevailing market prices…" As this offering is not qualified to be registered on Form S-3, you may not conduct the primary offering as a delayed offering pursuant to Rule 415(a)(1)(x) or as an at-the-market offering pursuant to Rule 415(a)(4). As such, please revise to disclose a fixed price at which the offering by the company will be conducted for the duration of the offering. Disclose the specific time period of this offering, which must be commenced promptly. Disclose the terms of the offering, such as whether this will be a best-efforts offering, and who on behalf of the company this offering will be conducted.

7. Please include disclosure on the cover page of the net proceeds you will receive from the offer. See Item 501(b)(3) of Regulation S-K.

8. It appears that you intend to use only one prospectus for the offering by your selling shareholders, as well as for the direct public offering by you. Please advise us as to how you will inform investors whether they will be investing in the public offering by the

company, in which case the company would receive the proceeds, or in the resale offering, in which case only the selling shareholder would receive the proceeds.  In particular, if either Messrs. Long or Craig intends to sell shares on behalf of the company, please disclose how investors will know whether they will be purchasing shares directly from the company or shares being held by these men.

## Summary Information and Risk Factors, page 5

9.      Please disclose the nature of your "interest" in the Red Rupert Mining Claim.  Disclose the activities, if any, that you need to conduct in order to retain your "exclusive right to mine and remove" metals from your unpatented mining claim.  File the agreement whereby you acquired this claim as an exhibit.  We may have further comment.

## Special Note Regarding Forward-Looking Statements, page 8

10.     The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).  Therefore, if you retain this section, please state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

## Risk Factors, page 9

11.     We note that a number of your risk factors are duplicative of other disclosure in your filing.  Please revise your discussion so that it is concise and organized logically.

12.     Further, we also note that a number of your risk factor subheadings are overly general and include a number of risks.  Please revise to ensure that each risk is addressed with a separate subheading and that the subheadings address specific risks.

13.     We note your statement that, "[i]f an active market is ever established for our common stock, the trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment."  Please revise to make clear that the trading price of your common stock could decline due to any of the risks, and an investor could lose all or part of their investment regardless of whether an active market is ever established for your common stock.

14.     Please include a risk factor specific to the "immediate and substantial" dilution that will be experienced by investors in this offering.

Use of Proceeds, page 21

15.     We note your disclosure in the section Budget for Red Rupert Claim work on page 31 and that the disclosure is more descriptive of the activities you anticipate completing with the proceeds of the offering.  Please revise your Use of Proceeds section to clearly show what will be accomplished in each phase.

16.     Please provide a statement regarding the priority the company will use the use of proceeds in the event the offering is significantly undersubscribed.  In this regard, please disclose here, as you have done on page 25, that if you cannot raise at least $60,00-$100,000, you will not be able to proceed with your business plan unless you secure alternative financing sources.

17.     Please clarify your intended use of the money labeled as general operating capital given your objective of conducting exploration on the Red Rupert Claim and the intent to purchase other properties referenced throughout the filing. Discuss the specific activities that will be covered under general operating capital and quantify the amounts to be used for each of these activities within the next 12 months.

Selling Security Holders, page 23

18.     We note that Messrs Alexander Long and Stuart William Craig are an executive officer and director of the company, respectively.  We note further the following statements:
   - "…all [] stockholders are non-affiliates of the Company."
   - "…all of the shares [to be sold by selling stockholders] were sold to non-affiliated stockholders…."
   - "[n]one of the selling stockholders are affiliates or controlled by our affiliates and none of the selling stockholders are now or were at any time in the past an officer or director of ours or any of our predecessors or affiliates."

Please address these statements in light of Messrs. Long and Craig's relationship with the company.

Plan of Distribution, page 25

19.      We note that your disclosure indicates that you anticipate maximum commissions of ten percent.  Please revise to indicate who will receive the commissions given this is a self-underwritten initial public offering and selling shareholder offering.  In particular, address the ability of your officers and directors to rely upon Rule 3a4-1 if they are to receive a commission for the sales.

There is No Current Market for Our Shares, page 26

20.     We note your statement that, "[t]he selling stockholders may sell some or all of their shares at a fixed price of $0.10 per share until our shares are quoted on the OTC Bulletin

Board® and thereafter at prevailing market prices or privately negotiated prices. Sales by selling stockholders must be made at the fixed price of $0.10 until a market develops for the stock." The cover page of the prospectus indicates the offering price will be $0.25. Please revise to clearly indicate the fixed price for the shares throughout the filing.

Information With Respect to the Registrant, page 30

21.   Please revise your business section to provide all of the information required pursuant to Item 101 of Regulation S-K. For example, disclose the general development of the business of the company during the past five years. Given that you only obtained the Red Rupert Mining Claim in April 2010, disclose the activities in which the company was engaged prior to that time.

22.   We note your disclosure of a commitment by the shareholders of the company "…to provide sufficient funds as a loan over the next twelve-month period." Please provide the agreements and further disclosure regarding the commitments.

23.   Please disclose the approximate costs of Phase 2.

Directors, Executive Officers, Promoters and Control Persons, page 42

24.   Expand the biographical sketch for each of your directors and executive officers to identify the entities with which he was employed and to specify with precision their business experience for the last *five* years, leaving no gaps as to time. See Item 401(e) of Regulation S-K.

Director Qualification, page 43

25.   Please discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. See Item 401(e) of Regulation S-K.

Description of Property, page 45

26.   Please include the disclosure regarding the Red Rupert claim in this section. See Item 102 of Regulation S-K.

Certain Relationships and Related Transactions, page 45

27.   Please provide all information required by Item 404, such as the loan to your officer, use of office space and services and the purchase of the Red Rupert Mining Claim, as discussed in Notes 5 and 6 to the financial statements.

Rule 144, page 45

28.     Please reconcile the discussion in this section with the discussion on page 30, regarding the unavailability of Rule 144 to shell companies.

Executive Compensation, page 47

29.     Please define "RKI."

Recent Sales of Unregistered Securities, page 70

30.     Provide the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed. See Item 701(d) of Regulation S-K.

Undertakings, page 71

31.     Please include the undertakings provided in Item 512(h) of Regulation S-K.

Signatures, page 73

32.     Please obtain the signature of the majority of your board of directors.

Exhibit 5.1

33.     Please provide an opinion that opines on the shares to be sold by the selling shareholders, which have already been issued.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:     John Dolkart
        (619) 684-3512